File No. 69-244


                                        UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D. C.

                                         FORM U-3A-2

                            Statement by Holding Company Claiming
                            Exemption Under Rule U-3A-2 from the
                              Provisions of the Public Utility
                                 Holding Company Act of 1935

                            To Be Filed Annually Prior to March 1

                               CONNECTICUT ENERGY CORPORATION
                                      (Name of Company)

         hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

                  1(a) The name, state of organization, location and nature of business of the claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which the claimant directly or indirectly holds an interest are as follows:

                  The name of the claimant is Connecticut Energy Corporation (the "claimant"). The claimant is incorporated under the laws of the state of Connecticut. Its principal place of business and executive offices are located at 855 Main Street, Bridgeport, Connecticut 06604. The claimant is not an operating company. The business of the claimant consists of investing in, disposing of, buying, selling and otherwise dealing in the stock, bonds, securities and properties of the other corporations listed below in 1(b).

                  1(b) The name, state of organization, location and nature of business of every subsidiary of the claimant thereof, other than any EWG or foreign utility company in which the claimant directly or indirectly holds an interest are as follows:

                    (i) The Southern Connecticut Gas Company ("Southern"). Southern is incorporated under the laws of the state of Connecticut and has its executive offices located at 855 Main Street, Bridgeport, Connecticut 06604. Southern is principally engaged in the retail distribution and sale of natural gas for domestic, commercial and industrial uses in southern Connecticut, primarily in the New Haven and Bridgeport areas. Incidental to the sale of gas, Southern sells gas water heaters and space heaters. Southern is subject to the jurisdiction of the Connecticut Department of Public Utility Control as to accounting, rates, charges, certain operating matters and the issuance of securities other than borrowings maturing in twelve months or less.

                    (ii) CNE Development Corporation ("CNE Development"). CNE Development is incorporated under the laws of the state of Connecticut and has its executive offices located at 855 Main Street, Bridgeport, Connecticut 06604. CNE Development is a nonutility subsidiary operating as an equity holder in an entity formed to purchase and market natural gas. CNE Development also brokers the sale of energy products, principally natural gas.

         (iii) CNE Energy Services Group, Inc. ("CNE Energy"). CNE Energy is incorporated under the laws of the state of Connecticut and has its executive offices located at 855 Main Street, Bridgeport, Connecticut 06604. CNE Energy is a nonutility subsidiary that provides energy products and services to commercial and industrial customers.

         (iv) CNE Venture-Tech, Inc. is incorporated under the laws of the state of Connecticut and has its executive offices located at 855 Main Street, Bridgeport, Connecticut 06604. CNE Venture-Tech, Inc. is a nonutility subsidiary that invests in ventures that offer technologically advanced energy-related products and operates a service bureau.

         2. A brief description of the properties of the claimant and its subsidiary public utility company is as follows:

     (a) The claimant -- The claimant has no properties other than the common stock of the subsidiaries described above in 1(b).

     (b) Southern -- A major portion of Southern's physical assets consists of gas distribution facilities. As of December 31, 1999 Southern had 2,183 miles of main and 124,842 service connections. Southern leases its corporate headquarters building in Bridgeport and leases an operating facility in Orange. It also owns a propane air facility in Trumbull and certain properties in Bridgeport and New Haven that were formerly utilized as operating facilities. Southern subleases a liquefied natural gas plant in Milford to its nonutility affiliate, CNE Energy, who, in turn, subleases the plant to Total Peaking Services, LLC, a wholly-owned affiliate of CNE Energy. All of such assets of Southern are located in the state of Connecticut. Substantially all of Southern's utility properties and plant are subject to the lien of the indenture and supplemental indentures securing its First Mortgage Bonds. Southern has no producing field, gas manufacturing plants or pipelines which receive gas at the Connecticut border.

         3. During the last calendar year and to date, only Southern has been an operating public utility company, and the following information, therefore, relates to it alone:

     (a) During the calendar year 1999, Southern sold 23,705,771 Mcf of natural or manufactured gas at retail, earning revenues of $204,441,929. All of said sales were made in the state of Connecticut.

     (b)  None

     (c) During the calendar year 1999, Southern made the following sales of natural or manufactured gas outside Connecticut or at the Connecticut border:

                  State                          Revenues               Mcf
                  -----                          --------               ---
                  Louisiana                      $ 88,340               53,942
                  Massachusetts                    13,189               19,823
                  Mississippi                     259,039              158,404
                  New Jersey                      318,534              107,137
                  New York                          9,443                3,228
                  Texas                            88,986               54,680
                                               ----------            ---------
                                                 $777,531              397,214

(d) Southern accepts in Connecticut offers to sell gas for delivery in Connecticut. The total amount of purchases in calendar year 1999 from out-of-state marketers was 8,588,955 Mcf. The commodity cost of said purchases was $13,404,452.

4. The following information for the reporting period with respect to the claimant and each interest it holds directly or indirectly in an EWG or foreign utility company, stating monetary amounts in United States dollars:

         (a)      None

         (b)      None

         (c)      None

         (d)      None

         (e)      None


                                    EXHIBIT A

          Attached as Exhibit A is a consolidating statement of income and surplus of the claimant and its subsidiary companies for calendar year 1999 together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.


                                    EXHIBIT B

                             Financial Data Schedule

          Submitted only in electronic format to the Securities and Exchange Commission.


                                    EXHIBIT C

          An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

          Not applicable.

          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 7th day of February, 2000.


                                CONNECTICUT ENERGY CORPORATION
                                ------------------------------
                                      (Name of Claimant)


                                By /s/ Carol A. Forest
                                   -----------------------------------------
                                   Carol A. Forest, Vice President, Finance,
                                   Chief Financial Officer, Treasurer
                                   and Assistant Secretary
(Corporate Seal)

Attest:

/s/ Samuel W. Bowlby
---------------------------------
Samuel W. Bowlby, Vice President,
General Counsel and Secretary




Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Carol A. Forest,               Vice President, Finance, Chief Financial Officer,
                               Treasurer and Assistant Secretary
--------------------------------------------------------------------------------
(Name)                         (Title)

Connecticut Energy Corporation,
855 Main Street, Bridgeport, Connecticut 06604
--------------------------------------------------------------------------------
(Address)

                                               CONSOLIDATING INCOME STATEMENT
                                                      DECEMBER 31, 1999
                                                         (UNAUDITED)

EXHIBIT A
                                                                            CNE
                                           THE        CNE                ENERGY
                                      SOUTHERN   VENTURE-         CNE  SERVICES                     ADJUSTMENTS/
                                   CONNECTICUT      TECH, DEVELOPMENT    GROUP,          CEC        ELIMINATIONS          TOTAL
ACCOUNT DESCRIPTION                GAS COMPANY       INC. CORPORATION      INC.      HOLDING      DEBIT     CREDIT          CEC
_______________________________________________________________________________________________________________________________
OPERATING REVENUES                $228,828,815 $1,734,238 $2,493,273 $5,668,058              $3,091,855            $235,632,529

PURCHASED GAS                      103,568,794                        1,379,582                         $  968,335  103,980,041
_______________________________________________________________________________________________________________________________
 GROSS MARGIN                      125,260,021  1,734,238  2,493,273  4,288,476               3,091,855    968,335  131,652,488

OPERATING EXPENSES
 OPERATIONS <F1>                    48,592,274  1,022,966    181,341    949,397 $ 5,217,098              2,097,626   53,865,450
 MAINTENANCE                         3,759,257                                                                        3,759,257
 DEPRECIATION/AMORTIZATION          17,099,286    498,254        990    731,241                                      18,329,771
 TAXES OTHER THAN INCOME            15,692,004     18,247      8,620     44,952      53,108                 30,894   15,786,037
 STATE TAXES - CURRENT                (164,887)    14,282    204,386   (364,170)   (256,742)                           (567,131)
 STATE TAXES - DEFERRED                                                 (22,000)                                        (22,000)
 FEDERAL INCOME TAXES - CURRENT      6,218,882     52,395    769,007    191,561  (1,038,931)                          6,192,914
 FEDERAL INCOME TAXES - DEFERRED     1,446,248                          (51,500)    307,503                           1,702,251
_______________________________________________________________________________________________________________________________
TOTAL OPERATING EXPENSES            92,643,064  1,606,144  1,164,344  1,479,481   4,282,036              2,128,520   99,046,549

OPERATING INCOME                    32,616,957    128,094  1,328,929  2,808,995  (4,282,036)  3,091,855  3,096,855   32,605,939

ALLOWANCE FOR FUNDS DURING
 CONSTRUCTION/EQUITY EARNINGS          113,151    (55,655)    76,425 (1,592,500)                                     (1,458,579)
OTHER INCOME, NET                          (57)    10,471     17,180    140,420     178,551     346,565                       0
OTHER INCOME - MISC., NET           (1,066,004)                        (279,693)                           149,333   (1,196,364)
LEASED LAND INCOME                     149,333                                                  149,333                       0
_______________________________________________________________________________________________________________________________
TOTAL INCOME                        31,813,380     82,910  1,422,534  1,077,222  (4,103,485)  3,587,753  3,246,188   29,950,996

INCOME DEDUCTIONS
 INTEREST ON LONG-TERM DEBT &
  AMORTIZATION                      12,035,065                          745,259                                      12,780,324
 OTHER INTEREST, NET                   609,663                           75,568     235,368                346,565      574,034
 MISCELLANEOUS INCOME DEDUCTIONS       219,073                                                                          219,073
_______________________________________________________________________________________________________________________________
TOTAL INCOME DEDUCTIONS             12,863,801                          820,827     235,368                346,565   13,573,431

NET INCOME TO COMMON               $18,949,579 $   82,910 $1,422,534 $  256,395 $(4,338,853) $3,587,753 $3,592,753  $16,377,565
                                   =========== ========== ========== ========== ===========  ========== ==========  ===========

<F1> Operations expense includes merger-related expenses of $4,337,248.  The tax benefit associated with these expenses was
     $601,313 and is reflected in the provisions for state and federal income taxes.

                                                            CONNECTICUT ENERGY CORPORATION

                                                              CONSOLIDATING BALANCE SHEET
                                                                   DECEMBER 31, 1999
                                                                      (UNAUDITED)

EXHIBIT A
                                                                       CNE
                                      THE        CNE                ENERGY
                                 SOUTHERN   VENTURE-         CNE  SERVICES                    ADJUSTMENTS/
                              CONNECTICUT      TECH, DEVELOPMENT    GROUP,         CEC        ELIMINATIONS          TOTAL
ACCOUNT DESCRIPTION           GAS COMPANY       INC. CORPORATION      INC.     HOLDING      DEBIT     CREDIT          CEC
_________________________________________________________________________________________________________________________
ASSETS

UTILITY PLANT
 INTANGIBLES                 $    140,692                                                                       $    140,692
 PRODUCTION                     2,366,097                                                                          2,366,097
 STORAGE                        3,131,772                                                                          3,131,772
 DISTRIBUTION                 386,923,099                                                                        386,923,099
 GENERAL                       31,062,188                                                                         31,062,188
____________________________________________________________________________________________________________________________
 SUBTOTAL                     423,623,848                                                                        423,623,848
 CONSTRUCTION WORK IN
  PROGRESS                      3,259,331                                                                          3,259,331
 NONUTILITY PROPERTY            6,047,695 $ 7,760,332 $    4,070 $   253,860                                      14,065,957
____________________________________________________________________________________________________________________________
 TOTAL PP&E                   432,930,874   7,760,332      4,070     253,860                                     440,949,136
 LESS:  ACCUMULATED
  DEPRECIATION                150,735,260     404,474      1,465      84,242                                     151,225,441
____________________________________________________________________________________________________________________________
 NET PP&E                     282,195,614   7,355,858      2,605     169,618                                     289,723,695

CURRENT ASSETS
 CASH                           1,043,743     226,832    540,845   3,873,780 $    753,493                          6,438,693
 ACCOUNTS RECEIVABLE:
  TRADE                        41,633,698                          1,489,971                                      43,123,669
  OTHER                         2,696,282     199,866    256,455                      607                          3,153,210
  INTERCOMPANY                  1,827,384     454,643     19,566     578,731    7,498,283 $      3 $ 10,378,610            0
____________________________________________________________________________________________________________________________
 SUBTOTAL                      46,157,364     654,509    276,021   2,068,702    7,498,890        3   10,378,610   46,276,879
 LESS:  BAD DEBT ALLOWANCE      2,254,520                                                                          2,254,520
____________________________________________________________________________________________________________________________
 NET ACCOUNTS RECEIVABLE       43,902,844     654,509    276,021   2,068,702    7,498,890        3   10,378,610   44,022,359

 UNBILLED REVENUES              6,348,398                                                                          6,348,398
 UNRECOVERED PURCHASED
  GAS COSTS                    11,451,227                                                                         11,451,227
 FUEL STOCK                     6,238,075                          3,366,868                                       9,604,943
 PREPAID EXPENSES               2,029,274     105,634                319,933                                       2,454,841
____________________________________________________________________________________________________________________________
 TOTAL CURRENT ASSETS          71,013,561     986,975    816,866   9,629,283    8,252,383        3   10,378,610   80,320,461

OTHER ASSETS
 INVESTMENT IN SUBSIDIARIES
  AND OTHER ASSETS                      0   3,281,086    220,181   4,976,318  134,483,652           134,483,652    8,477,585
 UNAMORTIZED DEBT EXPENSE      10,390,930                                                                         10,390,930
 OTHER DEFERRED DEBITS        102,183,916      46,676        484  12,194,183      333,332  376,209               115,134,800
____________________________________________________________________________________________________________________________
 TOTAL OTHER ASSETS           112,574,846   3,327,762    220,665  17,170,501  134,816,984  376,209  134,483,652  134,003,315

TOTAL ASSETS                 $465,784,021 $11,670,595 $1,040,136 $26,969,402 $143,069,367 $376,212 $144,862,262 $504,047,471
                             ============ =========== ========== =========== ============ ======== ============ ============

                                                            CONNECTICUT ENERGY CORPORATION

                                                              CONSOLIDATING BALANCE SHEET
                                                                   DECEMBER 31, 1999
                                                                      (UNAUDITED)

EXHIBIT A
                                                                      CNE
                                     THE        CNE                ENERGY
                                SOUTHERN   VENTURE-         CNE  SERVICES                    ADJUSTMENTS/
                             CONNECTICUT      TECH, DEVELOPMENT     GROUP         CEC        ELIMINATIONS          TOTAL
ACCOUNT DESCRIPTION          GAS COMPANY       INC. CORPORATION      INC.     HOLDING      DEBIT     CREDIT          CEC
________________________________________________________________________________________________________________________
CAPITALIZATION

COMMON STOCK                $ 18,760,951 $     1,000 $    1,000 $     1,000 $ 10,374,483 $ 18,763,951            $ 10,374,483
CAPITAL STOCK EXPENSE           (636,182)                                     (4,442,074)                          (5,078,256)
CAPITAL IN EXCESS OF PAR
 VALUE                        95,023,812   7,550,000    100,000   8,559,000  136,538,562  119,541,029             128,230,345
RETAINED EARNINGS             57,917,143     (81,170)   889,654   2,819,010  (12,584,539)             $3,821,328   52,781,426
RETAINED EARNINGS - MINIMUM
 PENSION LIABILITY                                                                            219,611                (219,611)
_____________________________________________________________________________________________________________________________
 SUBTOTAL                    171,065,724   7,469,830    990,654  11,379,010  129,886,432  138,524,591  3,821,328  186,088,387

LONG-TERM DEBT               139,000,000                          8,665,967                                       147,665,967
_____________________________________________________________________________________________________________________________
TOTAL CAPITALIZATION         310,065,724   7,469,830    990,654  20,044,977  129,886,432  138,524,591  3,821,328  333,754,354

CURRENT LIABILITIES
 SHORT-TERM BORROWINGS        27,400,000                                      12,700,000                           40,100,000
 CURRENT PORTION OF
  LONG-TERM DEBT                                                  1,584,811                                         1,584,811
 ACCOUNTS PAYABLE             15,431,386      24,378      1,916      28,272                   458,354              15,027,598
 REFUNDS DUE CUSTOMERS           449,954                                                                              449,954
 FEDERAL CORPORATE TAXES       2,958,461        (560)     8,584     117,315      (74,377)                           3,009,423
 STATE CORPORATE TAXES           475,615      28,469      2,781      66,829       51,609                              625,303
 OTHER ACCRUED TAXES           3,567,152       4,092                                                                3,571,244
 ACCOUNTS PAYABLE-
  INTERCOMPANY                   501,964   4,133,179     36,201   4,911,734      337,178   10,378,610    458,354            0
 INTEREST PAYABLE              2,523,954                             80,464                                         2,604,418
 OTHER ACCRUED LIABILITIES    11,947,018      11,207                             168,525                       3   12,126,753
 CUSTOMERS' DEPOSITS           1,495,702                                                                            1,495,702
_____________________________________________________________________________________________________________________________
 TOTAL CURRENT LIABILITIES    66,751,206   4,200,765     49,482   6,789,425   13,182,935   10,836,964    458,357   80,595,206

OTHER LIABILITIES
 DEFERRED FEDERAL INCOME
  TAXES                       75,580,366                            109,000                   146,408              75,542,958
 DEFERRED STATE INCOME
  TAXES                                                              26,000                                            26,000
 DEFERRED INVESTMENT TAX
  CREDITS                      2,318,636                                                                            2,318,636
 OTHER                        11,068,089                                                                 742,228   11,810,317
_____________________________________________________________________________________________________________________________
 TOTAL OTHER LIABILITIES      88,967,091                            135,000                   146,408    742,228   89,697,911

TOTAL CAPITALIZATION
 & LIABILITIES              $465,784,021 $11,670,595 $1,040,136 $26,969,402 $143,069,367 $149,507,963 $5,021,913 $504,047,471
                            ============ =========== ========== =========== ============ ============ ========== ============

                                                           CONNECTICUT ENERGY CORPORATION

                                                CONSOLIDATING STATEMENT OF CHANGES IN RETAINED EARNINGS
                                                                      (UNAUDITED)

EXHIBIT A
                                                                             CNE
                                      THE         CNE                     ENERGY
                                 SOUTHERN    VENTURE-           CNE     SERVICES     CONNECTICUT
                              CONNECTICUT       TECH,   DEVELOPMENT       GROUP,          ENERGY   ADJUSTMENTS/
                              GAS COMPANY        INC.   CORPORATION         INC.     CORPORATION   ELIMINATIONS   CONSOLIDATED
______________________________________________________________________________________________________________________________
BALANCE - DECEMBER 31, 1998   $52,883,506   $(164,080)   $  167,120   $2,562,615   $ (8,964,663)   $3,348,464     $49,832,962

ADD:  NET INCOME               18,949,579      82,910     1,422,534      256,395     (4,338,853)        5,000      16,377,565

LESS:  COMMON STOCK DIVIDENDS  13,915,942                   700,000                    (718,977)                   13,896,965

ADJUSTMENT FOR MINIMUM
 PENSION LIABILITY                                                                                    253,253         253,253

REVERSAL OF PRIOR PERIOD
 CONSOLIDATING ACCRUAL                                                                                 (5,000)         (5,000)
_____________________________________________________________________________________________________________________________

BALANCE - DECEMBER 31, 1999   $57,917,143   $ (81,170)   $  889,654   $2,819,010   $(12,584,539)   $3,601,717     $52,561,815
                              ===========   =========    ==========   ==========   ============    ==========     ===========